Exhibit 99.1

ASX ANNOUNCEMENT
29 April 2025

QUARTERLY ACTIVITIES AND CASH FLOW REPORT
QUARTER ENDED 31 MARCH 2025

Sydney, Australia – 29 April 2025 – Radiopharm Theranostics (ASX:RAD, “Radiopharm” or the “Company”), a developer of a world-class platform of radiopharmaceutical products for both diagnostic and therapeutic uses, is pleased to provide a summary of its activities for the quarter ended 31 March 2025

●	Lantheus increases to 12.16% shareholding in Radiopharm

●	Successful detection of brain metastases using RAD 101 (18F-Pivalate) in a novel multiparametric imaging methodology (PET-mpMRI) study across 22 patients

●	Data presented at European Molecular Imaging Meeting (EMIM 2025) for imaging with 68Ga- RAD202 confirms specific accumulation in the tumor, favorable biodistribution and low uptake in non-target organs, except for the bladder and kidney as expected

●	Participation at prominent US investment conferences

●	Previous cash flow guidance remains on-track to June 2026

Lantheus increases to 12.16% shareholding in Radiopharm with US$5m (A$8m) placement

In January, the Company raised US$5 million (A$8 million) through a private placement of 133 million shares to Lantheus Holdings Inc. at A$0.060 per share — representing a 150% premium to the last traded price of A$0.024. As a result, Lantheus increased its stake in Radiopharm to 12.16%, becoming its largest shareholder.

The funds will be used to advance Radiopharm’s clinical pipeline, which includes one Phase II and three Phase I trials across solid tumour cancers such as brain, lung, breast, and pancreas. The placement replaces six-month options issued in August 2024 and was completed under Radiopharm’s existing ASX placement capacity.

New clinical trial data highlights RAD 101 (18F-Pivalate) successfully detects Brain Metastases

During the quarter, Radiopharm reported encouraging new clinical trial data demonstrating that its novel imaging agent, RAD 101 (18F-Pivalate), effectively detects brain metastases across a diverse patient population.

The study, published in the European Journal of Nuclear Medicine and Molecular Imaging, involved 22 patients — 12 of whom had never received brain radiotherapy and 10 who had. All brain metastases were successfully identified, regardless of treatment history or the original cancer type, using a novel imaging approach that combines Positron Emission Tomography (PET) and Multiparametric Magnetic Resonance Imaging (mpMRI).

The high tumor-to-background signal ratio achieved in these scans demonstrates the potential of RAD 101 to provide highly sensitive and specific imaging of brain metastases. This represents a significant advancement over current standard-of-care imaging methods, such as contrast-enhanced MRI, which often struggle to differentiate between active disease and treatment-related changes.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT
29 April 2025

RAD 101 is a small-molecule radiotracer that targets fatty acid metabolism, a pathway that is upregulated in many solid tumors, including those that spread to the brain. By focusing on metabolic activity rather than structural changes, RAD 101 may offer a more reliable means of detecting brain metastases early and accurately.

These findings build upon earlier data from a Phase 2a study at Imperial College London, where RAD 101 demonstrated substantial tumor uptake independent of the tumor’s origin. The new data further confirm the agent’s broad applicability across various cancer types.

Radiopharm is currently advancing a Phase 2b clinical trial in the United States (NCT06777433) to evaluate the diagnostic performance of RAD 101 in patients with suspected recurrent brain metastases from solid tumors. The trial is open and actively recruiting across three sites in Michigan.

New RAD202 data confirms positive tumor uptake and favorable biodistribution

In March, the Company announced new preclinical data supporting the utility of its HER2-targeting radiopharmaceutical candidate, RAD202, presented at the European Molecular Imaging Meeting (EMIM 2025).

The study demonstrated that ⁶⁸Ga-RAD202 achieved strong and specific tumor accumulation with favorable biodistribution and low off-target uptake — except in the bladder and kidney, as expected for renal clearance. Imaging results also showed a high tumor-to-background ratio in HER2-positive xenograft models, supporting its diagnostic potential. The removal of a His-tag on the nanobody further improved imaging performance by enhancing the tumor-to-organ ratio.

Therapeutically, ¹⁷⁷Lu-RAD202 significantly reduced tumor volume and extended survival in preclinical models, with fractionated dosing outperforming single-dose administration. These results reinforce the rationale for fractionated therapeutic regimens and highlight the agent’s potential in treating HER2-positive cancers.

RAD202 targets HER2, a well-validated receptor overexpressed in several solid tumors, including breast cancer. A First-In-Human Phase 1 dose-escalation study of ¹⁷⁷Lu-RAD202 is currently recruiting in Australia. The trial is designed to assess safety and preliminary activity in patients with advanced HER2-positive solid tumors, particularly those who have progressed on, or cannot tolerate, current standard-of-care treatments.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT
29 April 2025

Conference Participation

During the quarter, Radiopharm’s executive team participated in a series of prominent healthcare and investor conferences in the United States:

JP Morgan 43rd Annual Healthcare Conference (San Francisco, CA)

Radiopharm’s Managing Director and CEO Ricardo Canevari and Chief Medical Officer, Dr Dimitris Voliotis attended the renowned conference on 14 to 17 January 2025 (ET) that feature global industry leaders, emerging companies, and members of the investment community.

B. Riley Securities Precision Oncology & Radiopharma Investor Conference (New York, NY)

Held on 28 February 2025, this specialist event featured more than 35 biopharma and med-tech companies. Radiopharm participated in presentations and investor meetings with a focus on its pipeline of targeted radiopharmaceutical therapies.

TD Cowen 45th Annual Healthcare Conference (Boston, MA)

Radiopharm’s Managing Director and CEO, Riccardo Canevari, presented on 4 March 2025 (ET), detailing the Company’s platform, clinical strategy, and market opportunities. The event brought together leading global healthcare companies and investors for presentations, fireside chats, and panel discussions moderated by TD Cowen’s research team.

Leerink Partners Global Healthcare Conference (Miami, FL)

Chief Medical Officer Dr Dimitris Voliotis engaged with a range of professional and institutional investors to discuss Radiopharm’s clinical progress and innovation strategy.

FINANCIAL UPDATE

The Appendix 4C Quarterly Cash Flow report is set out below.

Closing cash at the end of the quarter was $36.86 million, increasing from $36.44 million at the end of the prior quarter.

Net cash outflows from operating activities during the period was $7.43 million. Excluding receipts from customers, direct Research and Development expenditure and staff costs accounting for 93% of the operating expenditure.

The net cash inflows from financing activities for the quarter was $8.07 million from the placement with Lantheus as announced on 10 January 2025. The funds raised will extend the Company’s cash runway and will be applied to develop Radiopharm’s clinical pipeline.

In accordance with Listing Rule 4.7C, payments made to related parties and their associated included in items 6.1 of the Appendix 4C include payments for remuneration of director fees to executive and non-executive directors in the normal course of business at commercial rates, excluding reimbursements of out-of-pocket expenses.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT
29 April 2025

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and three Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain. Learn more at radiopharmtheranostics.com.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Riccardo Canevari

CEO & Managing Director
P: +1 862 309 0293

E: rc@radiopharmtheranostics.com

Matt Wright

NWR Communications
P: +61 451 896 420

E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm

Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity

Radiopharm Theranostics Limited

ABN	Quarter ended (“current quarter”)
57 647 877 889	31 March 2025

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	4,537	4,537
1.2	Payments for
	(a) research and development	(9,071)	(23,634)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(37)	(157)
	(d) leased assets	-	-
	(e) staff costs	(2,284)	(8,076)
	(f) administration and corporate costs	(942)	(3,490)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	227	607
1.5	Interest and other costs of finance paid	-	(44)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other – GST refunded	140	614
1.9	Net cash from / (used in) operating activities	(7,430)	(29,643)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	2,995
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	2,995

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	8,135	53,978
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(68)	(4,266)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	(1,900)
3.7	Transaction costs related to loans and borrowings	-	(219)
3.8	Dividends paid	-	-
3.9	Other – payments of license fee liabilities and settlement fees	-	(2,928)
3.10	Net cash from / (used in) financing activities	8,067	44,665

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	36,437	18,575
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(7,430)	(29,643)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	2,995
4.4	Net cash from / (used in) financing activities (item 3.10 above)	8,067	44,665
4.5	Effect of movement in exchange rates on cash held	(210)	272
4.6	Cash and cash equivalents at end of period	36,864	36,864

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	36,864	36,437
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	36,864	36,437

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	742
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

In accordance with Listing Rule 4.7C, payments made to related parties and their associates included in items 6.1 of the Appendix 4C includes compensation and director fee related payments in the normal course of business at commercial rates, excluding reimbursements of out-of-pocket expenses.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(7,430)
8.2	Cash and cash equivalents at quarter end (item 4.6)	36,864
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	36,864

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	5
	Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	29 April 2025

Authorised by:	The Board
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.